One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

+1 617 728 7100 Main

+1 617 426 6567 Fax

www.dechert.com

NICHOLAS DI LORENZO

nicholas.dilorenzo@dechert.com

+1 617 728 7171 Direct

+1 617 275 8370 Fax

September 30, 2020

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Deborah O’Neal

Re:	William Blair Funds (the “Registrant”)

(File No. 811-05344)

Dear Ms. O’Neal:

This letter responds to the comments you provided to me and Christopher Dotson of Dechert LLP in a telephonic discussion on September 28, 2020, with respect to your review of the Registrant’s preliminary proxy materials filed with the U.S. Securities and Exchange Commission (“SEC”) on September 16, 2020 (“Preliminary Proxy Statement”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the Preliminary Proxy Statement.

Comment 1.    Please provide supplementally a form of proxy card prior to filing the definitive proxy materials (the “Definitive Proxy Statement”).

Response 1.    The Registrant has attached the form of proxy card as Exhibit A.

Comment 2.    In the Questions & Answers section under “What are the benefits and risks of the change of the Fund’s classification from a ‘diversified’ fund to a ‘non-diversified’ fund?”, please bold the following sentence for emphasis: “It is important to note that, to the extent the Fund invests its assets in a smaller number of issuers, the Fund will be more susceptible to negative events affecting those issuers than a diversified fund.”

Response 2.    In response to this comment, the Registrant has bolded the applicable sentence.

September 30, 2020 Page 2

Comment 3.    In the Questions & Answers section under “Who will bear the costs related to this proxy solicitation?”, please provide the dollar figure for the costs expected to be incurred.

Response 3.    In response to this comment, the Registrant has included the dollar figure for the costs to be incurred.

Comment 4.    In the Questions & Answers section under “Who will bear the costs related to this proxy solicitation?”, the Preliminary Proxy Statement states that “The cost of the proxy solicitation will be borne by the Fund, however, by virtue of the operation of the expense limitation arrangements currently in effect with respect to the Fund, these costs will ultimately be borne by WBIM.” (emphasis added). Please supplementally confirm or clarify whether William Blair Investment Management, LLC (“WBIM”) is entitled to recoupment for these expenses under the Expense Limitation Agreement applicable to the William Blair Large Cap Growth Fund (the “Fund”).

Response 4.    Pursuant to the Expense Limitation Agreement applicable to the Fund, WBIM is entitled to recoup previously waived fees and reimbursed expenses for three years from the commencement of operations for the Fund. Accordingly, because the Fund has been in operation for more than three years, WBIM is not entitled to recoupment for the costs of the proxy solicitation.

Comment 5.    The “Background and Description of the Proposal” sub-section of the “PROPOSAL” section of the Preliminary Proxy Statement states that “The Fund’s current classification as a ‘diversified’ fund under the 1940 Act is a fundamental policy of the Fund, which means that it cannot be changed without shareholder approval.” Consider including a comparative chart in the Definitive Proxy Statement identifying the anticipated change(s) to the Fund’s fundamental policy on diversification if the proposal is adopted by Fund shareholders.

Response 5.    The preamble to the “INVESTMENT POLICIES AND RESTRICTIONS” section of the Fund’s Statement of Additional Information (“SAI”) currently sets forth the fundamental policy with respect to diversification for each series of the Registrant, including the Fund. If the proposal is approved by Fund shareholders, the Registrant will update this SAI disclosure to reflect the Fund’s non-diversified classification. However, because any such change would modify the existing disclosure only to provide a proviso that the Fund – but not the other series of the Registrant – is a “non-diversified” fund, the Registrant respectfully declines to incorporate this comment in the Definitive Proxy Statement.

September 30, 2020 Page 3

*                *                 *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7171 if you wish to discuss this correspondence further.

Sincerely,

/s/ Nicholas Di Lorenzo

Nicholas Di Lorenzo

cc:	Robert Toner, William Blair Funds

Andrew Pfau, William Blair Funds

Stephanie Capistron, Dechert LLP

September 30, 2020 Page 4

Exhibit A – Form of Proxy Card

WILLIAM BLAIR FUNDS
150 NORTH RIVERSIDE PLAZA, 48TH FLOOR
CHICAGO, ILLINOIS 60606

SCAN TO
VIEW MATERIALS & VOTE

To vote by Internet

1) Read the Proxy Statement and have the proxy card below at hand.
2) Go to website **www.proxyvote.com or scan the QR Barcode above**
3) Follow the instructions provided on the website.

To vote by Telephone

1) Read the Proxy Statement and have the proxy card below at hand.
2) Call **1-800-690-6903**
3) Follow the instructions.

To vote by Mail

1) Read the Proxy Statement.
2) Check the appropriate box on the proxy card below.
3) Sign and date the proxy card.
4) Return the proxy card in the envelope provided.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D24218-S10179

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

The Board of Trustees recommends you vote FOR the following proposal:	**For**	**Against**	**Abstain**
1. To approve a change in the Fund's classification under the Investment Company Act of 1940 from a "diversified" fund to a "non-diversified" fund (the "Proposal").	☐	☐	☐
2. To transact such other business as may properly come before the Meeting or any adjournment(s) or postponements(s) thereof.			

Please Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

Note: Please be sure to sign and date this proxy.

Please sign exactly as your name(s) appear(s) on the books of the Fund and date. Joint owners should sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature [Joint Owners]	Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting on November 12:
The Proxy Statement is available at www.proxyvote.com.

D24219-S10179

William Blair Large Cap Growth Fund

PROXY SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES

Revoking such prior appointments, the undersigned appoints John M. Raczek and Andrew T. Pfau (or, if only one shall act, then that one) as proxies, with the power of substitution in each of them, to vote all shares of William Blair Large Cap Growth Fund registered in the name of the undersigned at the 2020 Special Meeting of Shareholders to be held virtually on November 12, 2020 at 12:00 p.m., Central Time, and at any postponements or adjournments thereof, and to otherwise represent the undersigned at the meeting with all powers possessed by the undersigned if personally present at the meeting. If you would like to attend the virtual shareholder meeting please register on the Funds' website at www.williamblairfunds.com.

If this proxy is properly executed and received by the Trust prior to the Meeting, the share of the Fund represented hereby will be voted in the manner directed on this proxy card. If no directions are given, this proxy will be voted "FOR" the matter set forth on this proxy card, and at the discretion of the Proxies on other matter(s) that may properly come before the Meeting.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE.

(Continued on the reverse)